

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 17, 2008

U.S. Mail

Scott Masse, Chief Executive Officer
Dynamic Natural Resources, Inc.
78 South Street, Suite 2002
Wrentham, MA 02093

> **Re: Dynamic Natural Resources, Inc.
> Schedule 14C
> Filed May 28, 2008
> File No. 333-131224**

Dear Mr. Masse:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14C filed May 28, 2008</u>

<u>General</u>

1.   Since this filing relates to a contemplated merger, you should have filed the information statement under the EDGAR form type "PREM14C." When you have cleared our comments and file the definitive information statement, please be sure to use the EDGAR form type "DEFM14C."

2.	Please discuss how consent was obtained to approve the actions. In this regard, we note that, as of March 31, 2008, insiders held 44.09% of the common stock outstanding.

3.	Each matter that has been approved should be discussed separately, under separate captions and in necessary detail. Please revise.

4.	Please provide a chronological table that shows, relative to the timing of the filing of the information statement, when all relevant actions took place. We note that you filed the information statement in connection with the approval of actions relating to the acquisition of Universal Tracking Solutions, Inc. Your disclosure throughout the filing suggests that all or some of the approved actions already took place. Note that pursuant to Rule 14c-2 of the Exchange Act, the information statement must be given to the shareholders 20 calendar days before the approved actions take place. Explain the reasons for believing that the information statement was filed in a timely manner.

5.	You have initially characterized this as an "acquisition" of Universal Tracking Solutions, Inc. ("UTS"), but it appears that this is more appropriately a merger effected through a share exchange. Please revise all references to an "acquisition" to discuss a share exchange/merger.

6.	Discuss whether you will register the issuance of your securities to the holders of UTS shares in exchange for their shares. If you are not planning to register the issuance of securities, please discuss the exemption upon which you are relying for issuing the securities without registration. We may have further comments.

7.	You state on page 4 that "Current Company shareholders will be diluted after the effective date of the proposed remedial plan." Clearly disclose in the letter to shareholders and on page 3 how many shares you will be issuing and the percentage of dilution post-split and post-merger. We note from the table on page 10 that the shareholders of record on April 15, 2008 will only hold 21.8% of the company while 11,082,500 post-split shares (representing 78.2% of the company) will be issued as part of the remedial plan.

8.	You state on page 4 that "UTS' shareholders have approved the proposed plan of share exchange." Please tell us how the approval was obtained and whether there were dissenters' rights.

9.	We note under "Possible Regulatory Risks Associated with UTS," your discussion regarding the possibility that UTS may be subject to "regulatory exposure" for violating Section 5 of the Securities Act for conducting an unregistered public offering. This disclosure should be in a more prominent area of the filing. Please place it at the forefront of the filing. Also discuss whether

Dynamic Natural Resources will take on any of UTS's potential liability after the merger.

History of the Proposed Actions, page 4

10.   Please briefly explain the statement that the "Company's shareholders of record as of September 15, 2006 have expected a distribution of the Company's 4,000,000 UTS shares." You further note that, in lieu of the distribution of the UTS shares, you will distribute your own shares to the shareholders to reward them for their patience. This appears to suggest that you perceive the shareholders' "expectation" to receive UTS shares as an obligation. Please explain why believe you were obligated to fulfill the shareholders' expectations.

The Remedial Plan, page 4

11.   Please explain in better detail the statement "The acquisition of UTS also enables the September 15, 2006 Company shareholders to have an indirect 100% collective interest in UTS instead of the direct collective 31% interest these shareholders would have had in UTS had the Company executed its distribution of UTS common stock." It appears that subsequent to September 2006, UTS has engaged in securities offerings such that the holdings of Dynamic Natural Resources in UTS has been reduced to 30.5% and other shareholders own 69.5% of UTS. We note that these other shareholders will be receiving shares of Dynamic Natural Resources in the contemplated transaction as well. Please tell us if the September 15, 2006 Dynamic Natural Resources shareholders are the only shareholders of the Dynamic Natural Resources currently (i.e. tell us whether there have been additional shareholders since September 15, 2006). Please advise how the indirect collective interest would nevertheless be increasing to 100%.

Background of Executive Officers, Directors and Significant Employees, page 8

12.   Please revise the biographical sketches to specify the period of time each of the named directors and officers has served at the identified employers. Ensure that each sketch covers the directors' and officers' activities during the past five years.

The Reverse-Split, page 9

Background and Purpose, page 10

13.   Please provide explanatory footnotes under the table illustrating the dilutive effect of the reverse split to explain, if correct, that the shares shown for the Shareholders of record on Sept. 15, 2006 represent *additional shares being issued* to those Shareholders of record on September 15, 2006. If otherwise,

please clarify whether or not the Shareholders of record on Sept. 15, 2006 were Shareholders of record on April 15, 2008.

Description of the Reverse-Split Transaction

14.   We note your reference to "the issuance of 3,370,490 pre-split shares pursuant to Regulation D." Please further explain the reasons for issuing these shares and the basis for relying on Regulation D for their issuance. Explain why you do not consider these shares currently outstanding.

General

15.   With respect to each action, please discuss the anti-takeover effect of the actions. Also disclose whether there are any plans or proposals to adopt any other provisions or to enter into any other arrangements that may have material anti-takeover consequences.

Approval of the Term Sheet

16.   Ensure that you comply with Item 14 of the Schedule 14A. In this regard, we note that you do not discuss how the consideration was determined or provide the information required by Item 14(b)(10).

Approval of the Issuance of Common Stock on a 1:10 ratio

17.   Please provide the information required by Item 11 of Schedule 14A.

Approval of the reverse-split

18.   Please disclose whether the reverse split will result in any fractional shares and discuss what you intend to do with the fractional shares. Disclose the number of record holders that you will have if the split is adopted and disclose also the number of record holders who may be eliminated as a result of the split.

19.   Disclose in a table or other similar format the number of shares of your common stock that will be, on a post-split and post merger basis with each represented in separate columns: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved as a result of the adoption of the reverse stock split. You should also discuss the dilutive effects of the reverse stock split on your current shareholders.

20.   We note the statement, "We are not, however, a party to any binding agreement, acquisition agreement or agreement to raise additional working capital other than which has been publicly announced." Given that the reverse stock split would result in an increased number of authorized but unissued shares of your common

stock, please clarify whether you have any current plans, proposals or arrangements to issue any of the freed up shares? For example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Form 10-Q for the period ended March 31, 2008

Controls and Procedures

21.   In future filings, ensure that you provide the full definition of disclosure controls and procedures, as defined by Rule 13a-15 or Rule 15d-15 of the Exchange Act.

Changes in internal controls

22.   In future filings, please discuss whether there were any changes in your internal controls over financial reporting that has *materially* affected or is reasonably likely to *materially* affect your internal controls, as opposed to changes that "significantly" affected your internal controls.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
       C. Moncada-Terry